UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   CORBY, FRANCIS M., JR.
   3600 South Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   10/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President for Finance and Administration
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |--    |--  |--                |-- |--         |5,100              |I     |(1)                        |
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COMMON STOCK                 |--    |--  |--                |-- |--         |996                |I     |(2)                        |
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COMMON STOCK                 |7/7/98|A(3)|597               |A  |$21.656    |(3)                |I     |(3)                        |
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COMMON STOCK                 |10/6/9|A(3)|1,639             |A  |$7.922     |(3)                |      |                           |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(4)|61,209            |D  |$6.50      |0                  |I     |(4)                        |
                             |98    |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |7/7/98|A(5)|182               |A  |$28.875    |(5)                |      |                           |
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COMMON STOCK                 |10/6/9|A(5)|498               |A  |$10,563    |(5)                |I     |(5)                        |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(6)|24,721            |D  |$6.50      |0                  |      |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |7/7/98|A(7)|446               |A  |$21.656    |(7)                |I     |(7)                        |
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COMMON STOCK                 |10/6/9|A(7)|1,225             |A  |$7.922     |(7)                |      |                           |
                             |8     |    |                  |   |           |                   |      |                           |
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COMMON STOCK                 |10/14/|F(8)|45,730            |D  |$6.50      |155,197(3)(5)(7)   |D     |                           |
                             |98    |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Empl. Stock Options (Rig|37.88   |--   |--  |-- --      |A,D|4/13/|10/13|Common Stock|26,000 |--     |26,000      |D  |--          |
hts to Buy)(9)          |        |     |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|31.25   |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|21,000 |--     |21,000      |D  |--          |
hts to Buy)(9)          |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|26.50   |--   |--  |-- --      |A,D|4/3/9|10/3/|Common Stock|15,000 |--     |15,000      |D  |--          |
hts to Buy)(9)          |        |     |    |           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|19.63   |--   |--  |-- --      |A,D|4/4/9|10/4/|Common Stock|15,000 |--     |15,000      |D  |--          |
hts to Buy)(9)          |        |     |    |           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|17.25   |--   |--  |-- --      |A,D|4/5/9|10/5/|Common Stock|7,500  |--     |7,500       |D  |--          |
hts to Buy)(9)          |        |     |    |           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$6.85   |10/14|A   |131,660 -- |A,D|10/14|10/14|Common Stock|131,660|$6.85  |131,660     |D  |--          |
hts to Buy)(9)          |        |/98  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held by three sons. (2) Held in trust pursuant to the Harnischfeger Industries, Inc. ("HII") Employee Savings Plan ("ESP") which is a unitized plan in which each participant is allocated a certain number of units representing his
proportionate share of the HII stock fund.   (3)   Shares acquired under
the automatic dividend reinvestment feature of the HII Executive Incentive Plan and, following acquisition, held indirectly through a "rabbi trust". On October 14, 1998, shares held in the reporting person's EIP account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (4) Shares withheld from distribution of EIP "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution. (5) Shares acquired under the automatic dividend reinvestment feature of the HII Supplemental Retirement and Stock Funding Plan and, following acquisition, held indirectly through a "rabbi" trust. On October 14, 1998, shares held in the reporting person's SRP account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (6) Shares withheld from distribution of SRP "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution. (7) Shares acquired under the automatic dividend reinvestment feature of the reporting person's Grant Letter
and, following acquisition, held indirectly through a "rabbi" trust.   On
October 14, 1998, shares held in the reporting person's Grant Letter account in such trust were distributed to the reporting person and are reflected in the reporting person's direct end-of-period holdings of Common Stock. (8)
Shares withheld from distribution of Grant Letter "rabbi" trust account to satisfy the reporting person's tax liability resulting from such distribution.
(9)
Options granted under the HII 1988 Incentive Stock Plan or 1996 Stock Incentive Plan. Options under the plan generally become exercisable in 25%
increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant; however, options granted on 10/14/98 were exercisable on the date of
grant.
SIGNATURE OF REPORTING PERSON
               /s/    Francis M. Corby, Jr.
DATE
12/14/98